Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

May 9, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

This is to inform that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company at its meeting held on May 8 & 9, 2025, has approved the grant of stock options to the eligible employees under the Employees Stock Option Schemes of the Company:

Sl. No.	Type of Option(s)	Number of options granted	Value	Exercise Price per share	ESOP Scheme
1	Indian Stock Options	9,15,763	Fair Market Value	Rs. 1,162/-	Dr. Reddy’s Employees Stock Option Scheme, 2018
2	American Depository Receipts (ADRs) Stock Options	3,53,057	Fair Market Value	Rs. 1,162/-	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K. Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

BRIEF DETAILS ON THE GRANT OF STOCK OPTIONS

(Pursuant to SEBI Master Circular No SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024)

S.No	Particulars	Details
1.	Brief details of options granted	Grant of 9,15,763 under Dr. Reddy’s Employees Stock Option Scheme, 2018, to the eligible employees of the company.	Grant of 3,53,057 stock options under Dr. Reddy's Employees ADR Stock Option Scheme, 2007 to the eligible employees of the company.
2.	Whether the scheme is in terms of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (if applicable)	Yes	Yes
3.	Total number of shares covered by these options	9,15,763	3,53,057
4.	Pricing formula/ Exercise Price / Grant Price	Rs.1,162 per stock option	Rs.1,162 per stock option
5.	Options vested / vesting schedule	100% vesting at the end of 3 years	100% vesting at the end of 3 years
6.	Time within which option may be exercised	According to respective vesting schedule	According to respective vesting schedule
7.	Brief details of significant terms	Stock options granted are governed under the Dr. Reddy’s Employees Stock Option Scheme, 2018, which is administered and implemented by the Nomination, Governance & Compensation Committee	Stock options granted are governed under the Dr. Reddy's Employees ADR Stock Option Scheme, 2007, which is administered and implemented by the Nomination, Governance & Compensation Committee
8.	Options exercised	Not Applicable	Not Applicable
9.	Money realized by exercise of options
10.	The total number of shares arising as a result of exercise of option
11.	Options lapsed
12.	Variation of terms of options
13.	Subsequent changes or cancellation or exercise of such options
14.	Diluted earnings per share pursuant to issue of equity shares on exercise of options